

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 20, 2017

Via Email
Laura Clague
Chief Financial Officer
3721 Valley Centre Drive, Suite 200
San Diego, CA

>   **Re: Retrophin Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-36257**

Dear Ms. Clague:

We have reviewed your October 6, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 45

1. We acknowledge your response to our prior comment 1. Regarding the $2,403,000 invoice from Mission for Medicaid rebates related to Thiola paid by Mission on the Company's behalf, it appears that you record a liability for these rebates and presumably a reduction to revenue when Mission invoices you rather than at the time revenue is recognized. If our understanding is true, please provide us an analysis supporting your policy for recording these rebates with reference to the authoritative literature to which you rely. If our understanding is not true, please clarify for us. Further, as it appears that these Medicaid rebates related to Thiola were not covered by your September 1, 2017 response to the last bullet of prior comment one of our August 21, 2017 letter regarding adjustments related to sales made in prior periods during the fiscal year ended December

31, 2016, tell us the amount of any such adjustments made related to Medicaid rebates related to Thiola.

You may contact Jacob Luxenburg, Staff Accountant, at (202)-551-2339 or me at (202)-551-3679 if you have questions regarding the comment.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance